SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


     ************************************
               IN THE MATTER OF
       ALLIANT ENERGY CORPORATION, ET AL.                   CERTIFICATE
                                                            PURSUANT TO
               File No. 70-9455                               RULE 24

  (Public Utility Holding Company Act of 1935)
     ************************************

          This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated August 26, 1999 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the
Act:

     a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

               ANSWER:

               1/17/00        36,241 shares       $28.2262/share
               2/15/00        189,290 shares      $29.8469/share
               3/15/00        37,126 shares       $29.8860/share

               Shares shown above were issued pursuant to the Company's Shareowner Direct Plan. Shares were credited to Plan participant's accounts at the prices shown. This price represents the average of the high and low market price for the day the shares were issued.

     b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

               ANSWER: Alliant Energy Long-Term Equity Incentive Plan 899,094 options granted on 899,094 issuable shares Grant Price: $28.5938/share Grant Date: 1/2/2000
                         Term: 10 Years

     c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

               ANSWER:   NONE

     d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

               ANSWER:

               The guarantees issued can be summarized as follows:


               GUARANTOR         ON BEHALF OF            PURPOSE                        NOMINAL AMOUNTS
               Alliant Energy    HPI                     HPI permanent loan commitments        $805,000
               Alliant Energy    ISCO                    Delivery of power                   $3,250,000
               Alliant Energy    Servco/WP&L             Capacity purchase                   $3,000,000
               Alliant Energy    Cargill-Alliant         Bulk power purchases/sales *       $25,300,000
               Alliant Energy    Various Subsidiaries    Workers' compensation bonds, etc.   $3,860,409

                                                         ALLIANT ENERGY TOTAL:              $36,215,409

               Resources         RMT                     Guarantee of rents                  $4,982,950

                                                         RESOURCES TOTAL:                    $4,982,950

               * Alliant Energy is liable for 50% of total combined guarantees issued by Alliant Energy and Cargill on behalf of Cargill-Alliant.

               See EXHIBIT A attached for additional details.

     e.   The amount and terms of any Debentures issued during the quarter.

               ANSWER:   NONE

     f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

               ANSWER:   NONE

     g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

               ANSWER:   NONE

     h. The name, parent company, and amount invested in any new Intermediate Subsidiary, Financing Subsidiary, Energy Asset Subsidiary during the quarter.

               ANSWER: Alliant Energy Development, LLC is a single member limited liability company formed for the purpose of participating in a joint venture with Corn Products International of Argo, LLC in the development, ownership and operation of a merchant plant known as Argo Power, LLC. Alliant Energy Development, LLC has as its single member and parent organization Alliant Energy Resources, Inc. As of March 31, 2000, there was no investment in this Intermediate Subsidiary.

               Alliant Energy Field Services LLC was formed to be the .01% general partner with IEA Delaware, Inc. of the Alliant Energy Desdemona limited partnership interest in certain Energy Assets in the State of Texas. Alliant Energy Field Services LLC and Alliant Energy Desdemona LP are indirect subsidiaries of Alliant Energy Industrial Services, Inc. Alliant Energy Field Services LLC has $4,114 invested in Alliant Energy Desdemona LP and IEA Delaware, Inc. invested $4,068,442 in Alliant Energy Desdemona LP. Therefore, the total investment in Alliant Energy Desdemona LP is $4,072,556.

     i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

               ANSWER:

               Alliant Energy Corporate Services Inc.       February 8, 2000
               Wisconsin Power & Light Company              March 15, 2000

     j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

               ANSWER:   See EXHIBIT B attached.



                                S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                                        ALLIANT ENERGY CORPORATION



                                        By: /s/ Edward M. Gleason
                                           -------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer and
                                                  Corporate Secretary




June 15, 2000